 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Buffett, Warren E. (Last) (First) (Middle) 1440 Kiewit Plaza (Street) Omaha, NE 68131 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Coca Cola Company KO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/16/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock, $0.25 par value								200,000,000	I	See Notes (1) (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Phantom Stock Units	1-for-1	12/16/2002		A		745.2396		(3)	(3)	Common Stock	745.2396	$45.6450	14,577.5558 (4)	D
Explanation of Responses:

(1) The stock is owned directly by the following subsidiaries of Berkshire Hathaway Inc.: National Indemnity Company (137,187,200 shares); National Fire and Marine Insurance Company (7,495,200 shares); Columbia Insurance Company (40,141,600 shares); Cypress Insurance Company (912,000 shares); National Liability & Fire Insurance Company (1,776,000 shares); Wesco-Financial Insurance Company (7,205,600 shares); Oak River Insurance Company (720,000 shares); National Indemnity Company of the South (1,002,400 shares); National Indemnity Company of Mid-America (1,036,000 shares); Redwood Fire & Casualty Insurance Company (1,644,000 shares); Nebraska Furniture Mart (480,000 shares); and Central States Indemnity Co. of Omaha (400,000 shares).

(2) Mr. Buffett is Chairman of the Board of Berkshire Hathaway Inc. and may be deemed to control Berkshire Hathaway Inc. and its subsidiaries. Mr. Buffett disclaims 'beneficial ownership' for purposes of Section 16 of the Securities and Exchange Act of 1934, of shares owned by Berkshire Hathaway Inc. or its subsidiaries.

(3) The phantom stock units were accrued under The Coca-Cola Company Deferred Compensation Plan for Non-Employee Directors and are to be settled 100% in common stock of The Coca-Cola Company after the Reporting Person leaves the Board.

(4) Includes 60.6082 phantom stock units accrued as a result of crediting phantom dividends.

By: /s/ Warren E. Buffett December 18, 2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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